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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 3 TO

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                               MAXTOR CORPORATION
                           (Name of Subject Company)

                               MAXTOR CORPORATION
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  577729 10 6
                     (CUSIP Number of Class of Securities)

                               DR. CHONG SUP PARK
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               MAXTOR CORPORATION
                             211 RIVER OAKS PARKWAY
                               SAN JOSE, CA 95134
                                 (408) 432-1700

                 (Name, address and telephone number of persons
                authorized to receive notice and communications
                    on behalf of person(s) filing statement)

                                    COPY TO:
                            DIANE HOLT FRANKLE, ESQ.
                          GRAY CARY WARE & FREIDENRICH
                           A PROFESSIONAL CORPORATION
                              400 HAMILTON AVENUE
                            PALO ALTO, CA 94301-1825

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     Maxtor Corporation, a Delaware corporation (the "Company") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 dated November 8, 1995, as amended by Amendment No. 1 and Amendment No. 2 to
Schedule 14D-9 dated November 9, 1995 and November 28, 1995, respectively (as amended, the "Schedule 14D-9") relating to the tender offer by Hyundai Acquisition, Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Hyundai Electronics America, a California Corporation (the "Parent"), to purchase any and all outstanding shares of common stock, par value $.01 per share (the "Shares"), of the Company at a price of $6.70 per share, net to the sellers in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 8, 1995 and in the related Letter of Transmittal as disclosed in the Tender Offer Statement on Schedule 14D-1 dated November 8, 1995, as amended by Amendment No. 1 and Amendment No. 2 to Schedule 14D-1 dated November 28, 1995 and and December 7, 1995. All capitalized terms shall have the meanings assigned to them in the Schedule 14D-9, as amended to date, unless otherwise indicated herein.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     Item 8 is hereby amended by the addition of the following:

     (d) Other. On December 7, 1995, Parent issued a press release announcing that the Offer has been extended and that the Offer and withdrawal rights will now expire at 6:00 p.m., New York City time, on Friday, December 22, 1995, unless further extended.

     A copy of the press release issued by Parent is filed as Exhibit 21 to the
Schedule 14D-9 and is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is hereby amended by addition of the following:

     Exhibit 21 Press Release, dated December 7, 1995 issued by Hyundai Electronics America.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 7, 1995

                                                    MAXTOR CORPORATION

                                          By /s/  GLENN H. STEVENS
                                            Glenn H. Stevens
                                            Vice President, General Counsel and
                                            Secretary

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                                 EXHIBIT INDEX

  EXHIBIT                                                                                  PAGE
  NUMBER                                DOCUMENT DESCRIPTION                              NUMBER
-----------   -------------------------------------------------------------------------   ------
Exhibit 1     Offer to Purchase dated November 8, 1995. ...............................     *
Exhibit 2     Letter of Transmittal dated November 8, 1995. ...........................     *
Exhibit 3     Agreement and Plan of Merger among Maxtor Corporation, Hyundai
              Acquisition, Inc. and Hyundai Electronics America dated as of November 2,
              1995. ...................................................................     *
Exhibit 4     Rights Agreement dated as of January 27, 1998 between Maxtor Corporation
              and The First National Bank of Boston, as Rights Agent. .................     *
Exhibit 5     Amendment to Rights Agreement dated as of September 10, 1993 between
              Maxtor and The First National Bank of Boston, as Rights Agent. ..........     *
Exhibit 6     Amendment No. 2 to Rights Agreement dated as of November 2, 1995 between
              Maxtor Corporation and The First National Bank of Boston, as Rights
              Agent. ..................................................................     *
Exhibit 7     Letter to Stockholders of Maxtor Corporation dated November 9, 1995. ....     *
Exhibit 8     Stock Purchase Agreement among Hyundai Electronics Industries Co., Ltd.,
              Hyundai Heavy Industries Co., Ltd., Hyundai Corporation and Hyundai
              Merchant Marine Co., Ltd. and Maxtor Corporation dated September 10,
              1993. ...................................................................     *
Exhibit 9     Restated Certificate of Incorporation of Maxtor Corporation effective
              February 3, 1994. .......................................................     *
Exhibit 10    Manufacturing and Purchasing Agreement between Maxtor Corporation and
              Hyundai Electronics Industries Co., Ltd. dated April 27, 1995.
              (Confidential treatment has been requested for portions of this
              exhibit.)................................................................     *
Exhibit 11    Guaranty and Recourse Agreement between Maxtor Corporation and Hyundai
              Electronics Industries Co., Ltd. dated as of August 31, 1995. ...........     *
Exhibit 12    Credit Agreement among Maxtor Corporation, as Borrower, and the Initial
              Lenders Named therein and the Issuing Bank, as Initial Lenders and the
              Issuing Bank, and Citibank, N.A., as Administrative Agent, dated as of
              August 31, 1995. ........................................................     *
Exhibit 13    Memorandum of Understanding between Hyundai Electronics Industries Co.,
              Ltd. and Maxtor Corporation dated September 19, 1995. ...................     *
Exhibit 14    Opinion of Bear, Stearns & Co. Inc. dated November 1, 1995. .............     *
Exhibit 15    Forms of Indemnity Agreements between Maxtor Corporation and its officers
              and directors. ..........................................................     *
Exhibit 16    Press Release, dated November 1, 1995 issued by Maxtor Corporation. .....     *
Exhibit 17    Press Release, dated November 3, 1995 issued by Maxtor Corporation. .....     *
Exhibit 18    Complaint captioned Wacholder v. Gallo, et al., C.A. No. 14668 filed in
              the Delaware Chancery Court on November 1, 1995. ........................     *
Exhibit 19    Complaint captioned Silber v. Maxtor Corporation, et al., C.A. No. 14708
              filed in the Delaware Chancery Court on November 17, 1995. ..............     *
Exhibit 20    Complaint captioned Barrington v. Gallo, et al., C.A. No. 14711 filed in
              the Delaware Chancery Court on November 20, 1995. .......................     *
Exhibit 21    Press Release, dated December 7, 1995 issued by Hyundai Electronics
              America. ................................................................

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* Previously filed.

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